February 12, 2007

VIA FACSIMILE AND EDGAR SUBMISSION

Ms. Jill S. Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Box 7010
Washington, D.C. 20549
U.S.A.

Re:	CNOOC Limited Form 20-F for Fiscal Year Ended December 31, 2005 Filed June 26, 2006 Comment Letter Dated January 11, 2007 File No. 1-14966

Dear Ms. Davis:

On behalf of CNOOC Limited, we are pleased to provide the attached response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated January 11, 2007 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2005, which was filed on June 26, 2006. The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.           We note from public reports that you may have signed a preliminary agreement to develop Iran’s Northern Pars gas field. We also note public reports that you or your affiliates have previously invested in Iran, and that you have invested in Syria and Sudan. Iran, Syria and Sudan are identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. Your Form 20-F does not contain disclosure of activities associated with Iran, Syria or Sudan. Please describe your current, past and anticipated operations in and contacts with Iran, Syria and Sudan, including through affiliates and other

Ms. Jill Davis
Securities and Exchange Commission
February 12, 2007

direct and indirect arrangements. Tell us whether, and explain the extent to which, the governments of Iran, Syria and Sudan, or entities controlled by them, receive financing or act as intermediaries in connection with any such operations.

We respectfully submit that CNOOC Limited is not a party to the preliminary agreement referenced by the Staff above. Moreover, we believe it is important to note that CNOOC Limited has never invested in, nor had any transactions with the governments or government-controlled entities of, Iran, Syria or Sudan, nor has it had any activities in those countries. CNOOC Limited has no current plans for any future such involvements.

We note that the Staff’s information appears to relate to CNOOC Limited’s controlling shareholder, rather than to CNOOC Limited itself. Please note that CNOOC Limited is a limited liability company organized under the laws of Hong Kong. China National Offshore Oil Corporation, a state-owned enterprise of the People’s Republic of China (“CNOOC PRC”), indirectly owns 66.41% of CNOOC Limited, and is therefore our controlling shareholder. However, CNOOC Limited is a separate legal entity, independent of CNOOC PRC, and is 33.59% owned by public shareholders. CNOOC PRC operates as a separate privately-held legal entity that holds controlling interest in four publicly listed-entities, only one of which is CNOOC Limited. For further detail regarding the corporate structure of CNOOC Limited, please refer to pages 20 through 23 within CNOOC Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on June 26, 2006.

As to “CNOOC” in various media reports mentioned by the Staff, we believe CNOOC Limited was erroneously mentioned in these media reports as a consequence of the fact that the party involved, CNOOC PRC, is our controlling shareholder.

Since CNOOC Limited has never invested in, or had any transactions with the governments or government-controlled entities of, Iran, Syria or Sudan, we do not believe that the governments of Iran, Syria and Sudan received any financing from CNOOC Limited, or that such governments acted as intermediaries for investment by CNOOC Limited. Accordingly, CNOOC Limited has not included any disclosure regarding Iran, Syria and Sudan in its annual report on Form 20-F for the fiscal year ended December 31, 2005.

For the Staff’s reference, attached hereto as Appendix A are copies of Wall Street Journal articles from January 12, 2007 and December 22, 2006 concerning CNOOC PRC. Due to the separate legal existence of CNOOC Limited and CNOOC PRC, CNOOC Limited does not purport to speak, and cannot speak, on behalf of CNOOC PRC.

2.           Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

Ms. Jill Davis
Securities and Exchange Commission
February 12, 2007

We respectfully refer the Staff to the response to comment number one above. Given the absence of any such operations or contacts of CNOOC Limited, we believe that this question is moot as to CNOOC Limited. However, to address the concerns raised by the Staff in comment number one, we may consider to insert the following risk factor into CNOOC Limited’s Form 20-F for the fiscal year ended December 31, 2006 to be filed in June 2007:

Our controlling shareholder, China National Offshore Oil Corporation, may enter into activities in certain countries which are the subject of U.S. sanctions, which could result in negative media and investor attention.

CNOOC PRC indirectly owns 66.41% of CNOOC Limited, and is therefore our controlling shareholder. CNOOC PRC may from time to time invest in Iran, Syria and Sudan on which U.S. legislation and regulations currently impose sanctions.

We can’t predict the interpretation or implementation of U.S. government policy under the Iran Sanctions Act with respect to any current or future activities by CNOOC PRC in Iran. It is possible that the United States may determine that these or other activities will constitute activity prohibited by U.S. law or regulation and will subject CNOOC PRC to sanctions.

We may be affected by any actions of our controlling shareholder in these nations. For example, negative media attention may distract management, consume internal resources and affect investors’ perception of our company. Nonetheless, if such events were to occur, we do not believe that enforcement of U.S. sanctions, including the imposition of the maximum sanctions under the current law and regulations on CNOOC PRC would have a material negative effect on our results of operations or financial condition.

3.           Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Iran, Syria and Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism.

Ms. Jill Davis
Securities and Exchange Commission
February 12, 2007

We note also that Vermont’s Pension Investment Committee has adopted a resolution restricting investments in companies and governments linked to terrorist or genocidal activities, and that those restrictions cover Iran, Syria and Sudan. California, Connecticut, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Iran, Syria and Sudan.

As discussed above in the responses to comments numbered one and two, CNOOC Limited has no past and current investments in or transactions with Iran, Syria and Sudan, and therefore has no revenues, assets or liabilities associated with these countries. As such, there is nothing material to analyze either in quantitative or qualitative terms.

4.           Please also address the impact of your regulatory compliance programs that cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in those countries. In this regard, please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

As discussed above in the response to comment number one, since CNOOC Limited has no investments in or transactions with any of these countries, there is no need to undertake any internal risk assessment in connection with business in those countries. Therefore, because CNOOC Limited has no Iran-related activities, including any direct or indirect payments to the Iranian government, or its controlled entities, the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act does not apply to CNOOC Limited.

5.           With respect to your discussion in response to comments one and four above, we note that your risk factor on page 15, “Some foreign countries and regions...”, identifies six countries, but not Iran, Syria or Sudan, with which China has amicable relationships but that may be subject to trade or economic sanctions imposed from time to time by other countries. The risk factor also states that you may be “affected by trade or economic sanctions that may be imposed by other countries due to their deteriorated relations with each other.” Please advise us of the reasons you do not identify your contacts with Iran, Syria or Sudan in the risk factor.

As discussed above in the response to comment number one, because CNOOC Limited has no investments in, or transactions with the governments or

Ms. Jill Davis
Securities and Exchange Commission
February 12, 2007

government-controlled entities of, Iran, Syria or Sudan, the risk factor on page 15 does not include any of these three countries. Nonetheless, we may consider to insert the risk factor proposed in our response to comment number two in our annual report on Form 20-F for the fiscal year ended December 31, 2006 to be filed in June 2007.

*            *            *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at fax number (86-10) 8452-1309 or email address at yanghua@cnooc.com.cn, or Mr. Victor Zhikai Gao at fax number (86-10) 8452-3377 or email address at gaovictor@cnooc.com.cn, or Mr. John Saia of DLA Piper US LLP, at telephone number (650) 833-2444. Thank you very much for your assistance.

Sincerely,

cc:
Kim Calder, Securities and Exchange Commission
Victor Zhikai Gao, CNOOC Limited
Henry Wang, DLA Piper UK LLP
John Saia, DLA Piper US LLP
Alexander Mackintosh Ernst & Young, Hong Kong
Clive Saunderson, Ernst & Young, Beijing

APPENDIX A

January 12, 2007

Moves to Stymie Iran Strain U.S.-China Ties

By SHAI OSTER
January 12, 2007; Page A4

BEIJING -- China and the U.S. are at loggerheads over the widening American clampdown on Iran’s international business dealings, as Beijing told Washington not to interfere in a possible multibillion-dollar natural-gas deal between Iran and China’s biggest offshore oil company.

“We think this kind of cooperation and relationship is legitimate. Normal cooperation should not be interfered” with, Chinese Foreign Ministry spokesman Liu Jianchao said at a news conference. He said China believes the U.S. is interfering in Beijing’s relationship with Iran.

The U.S. expressed its concerns last month after Iranian officials said China National Offshore Oil Corp., parent of Cnooc Ltd., had sealed a deal to develop Iran’s Northern Pars natural-gas field. Such a deal could undermine U.S.-led efforts to isolate Iran for refusing to abandon its nuclear program. The United Nations Security Council recently authorized tougher sanctions in a bid to persuade Iran to stop producing enriched uranium, which can be used for nuclear-power reactors -- as Tehran insists is its goal -- or for bombs.

“We think this is a particularly bad time to be initiating major new commercial deals with Iran,” said Susan Stevenson, spokeswoman for the U.S. Embassy in Beijing.

The U.S. also is pushing on other fronts to isolate Iran’s economy. Germany’s Commerzbank AG said recently it will stop handling U.S.-dollar transactions for Iran at the bank’s New York branch by Jan. 31. The U.S. Treasury Department this month named Iran’s Bank Sepah and its subsidiaries as weapons proliferators and barred banks operating in the U.S. from handling any transactions on their behalf.

Iran, meanwhile, is reaching out to Asian investors as the U.S. noose tightens. The Iranian government this week announced that state energy giant National Iranian Oil Co. signed a $20 billion memorandum of understanding with Malaysia’s SKS Ventures on the development of the offshore Golshan and Ferdows gas fields in the Persian Gulf.

Liu Junshan, a spokesman for China National Offshore Oil, said yesterday negotiations with Iran continue. Iranian officials had put the value of a deal at $16 billion.

China’s two other main state-owned energy companies, China National Petroleum Corp., parent of listed PetroChina Corp., and China Petrochemical Corp. parent of listed Sinopec Corp., are also in talks to develop oil or natural-gas fields in Iran.

Western oil companies including Anglo-Dutch Royal Dutch Shell PLC and France’s Total SA have invested in Iran’s energy sector, but U.S. sanctions have stymied development of those projects.

China’s soaring energy needs, coupled with stagnating domestic oil and gas production, have forced it to rely on more imports. It is now the world’s second-biggest consumer of oil, after the U.S.

But China’s growing dependency on imported oil and gas frequently has put it at odds with U.S. foreign policy in countries such as Sudan or Iran.

Iran, which has some of the world’s largest gas reserves, has been unable to develop most of its fields -- or to build terminals to ship liquefied natural gas -- because of diplomatic pressure on potential foreign partners and because of differences with possible partners over pricing.

Write to Shai Oster at shai.oster@dowjones.com1

URL for this article:
http://online.wsj.com/article/SB116851405685873756.html

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December 22, 2006

China May Hit Bumps in Quest For Iranian Gas

By SHAI OSTER
December 22, 2006; Page A10

BEIJING -- Chinese oil companies are courting Iran for supplies of liquefied natural gas, but U.S. sanctions on Iran and a global shortage of skilled workers pose a major challenge to any deals.

State-owned China National Offshore Oil Corp., the country’s largest offshore oil producer, said yesterday it is in talks to purchase liquefied natural gas, or LNG, from Iran’s state-owned oil company. A spokesman for China National Offshore, parent of New York- and Hong Kong-listed Cnooc Ltd., declined to say what stage those talks are in and didn’t confirm statements Wednesday from Iranian state-run media and two Iranian oil officials that the two sides had already signed a $16 billion deal for LNG from Iran’s North Pars gas field.

The talks, and possible deal, are the latest indication of China’s growing energy ties with Iran, which already supplies China with oil.

That developing relationship could further complicate U.S.-led efforts to stymie Iran’s nuclear ambitions. While Iran says it wants only to develop nuclear power for civilian use, the U.S. and others fear that the nuclear program will be used for weapons. Some in Washington worry that China, which holds a permanent seat on the United Nations Security Council, is impeding efforts to employ tougher international sanctions on Iran because of its growing reliance on Iranian energy imports.

Nevertheless, analysts say that existing U.S. sanctions could make it very difficult for Iran to realize any LNG ambitions, with or without China’s help. Producing LNG requires construction of costly and complex terminals to cool natural gas into a liquid and load it onto special tankers. Most of the companies capable of handling these difficult engineering projects are based either in the U.S. or allied countries and would be reluctant to defy U.S. restrictions and fly in the face of U.S. diplomatic efforts.

Iran, which has the world’s second-largest gas reserves, hasn’t been able to develop some two-thirds of its fields or to build any LNG terminals. Negotiations for projects have dragged on for years over differences on pricing, too.

In addition, there is a global crunch on qualified workers to build these projects, and rising steel prices have delayed other LNG projects around the world. This month, for example, Chevron Corp. said it would delay an investment decision on its $8.6 billion-plus Gorgon LNG project in Australia for at least six months.

News of the LNG talks between China National Offshore and Iran follows other Sino-Iranian energy deals. PetroChina Co., China’s largest integrated oil company and a unit of state-owned China National Petroleum Corp., said recently it had signed a deal to buy LNG from an Iranian field where French giant Total SA has a stake. Sinopec Group, China’s second-largest oil company by output and parent of listed Sinopec Corp., is also in talks with Iran to buy LNG.

— Renya Peng in Beijing, and Sally Jones and Spencer Swartz in London contributed to this article.

Write to Shai Oster at shai.oster@dowjones.com1

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